Exhibit 12

Wyeth

Computation of Ratio of Earnings to Fixed Charges

(in thousands except ratio amounts)

	Year Ended December 31,
	2006	2005	2004	2003	2002
Earnings (Loss):

Income (loss) from continuing operations before income taxes	$5,429,904	$4,780,589	$(129,847)	$2,361,612	$6,097,245

Add:
Fixed charges	625,513	461,431	360,805	346,564	430,449
Minority interests	29,769	26,492	27,867	32,352	27,993
Amortization of capitalized interest	22,465	21,356	9,350	8,772	8,866

Less:
Equity income (loss)	(317)	(104)	(524)	(468)	20,766
Capitalized interest	71,400	46,450	86,750	115,800	88,008
Total earnings (loss) as defined	$6,036,568	$5,243,522	$181,949	$2,633,968	$6,455,779

Fixed Charges:
Interest and amortization of debt expense	$498,847	$356,834	$221,598	$182,503	$294,160
Capitalized interest	71,400	46,450	86,750	115,800	88,008
Interest factor of rental expense (1)	55,266	58,147	52,457	48,261	48,281
Total fixed charges as defined	$625,513	$461,431	$360,805	$346,564	$430,449

Ratio of earnings to fixed charges	9.7	11.4	0.5	7.6	15.0

(1)	A 1/3 factor was used to compute the portion of rental expenses deemed representative of the interest factor.